UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENHANCE FINANCIAL SERVICES GROUP INC.

401(k) SAVINGS PLAN

335 Madison Avenue

New York, NY 10017

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

ENHANCE FINANCIAL SERVICES GROUP INC.

401(K) SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants of the

Enhance Financial Services Group Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Enhance Financial Services Group Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Stamford, Connecticut

June 27, 2003

ENHANCE FINANCIAL SERVICES GROUP INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Cash and cash equivalents	$138,054	$—
Investments (Note 3)	3,551,978	3,974,922
Contributions receivable—employer	301,114	—
Loans to participants	94,437	164,713

NET ASSETS AVAILABLE FOR BENEFITS	$4,085,583	$4,139,635

See notes to financial statements.

ENHANCE FINANCIAL SERVICES GROUP INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Net depreciation in fair value of investments	$(562,128)	$(796,735)
Employee contributions	790,548	754,134
Employer contributions	301,114	285,023
Employee rollovers	9,531	43,474
Participant loan interest	8,209	11,567

Total additions	547,274	297,463

DEDUCTIONS:
Distributions to participants	601,326	1,421,037
Administrative expenses	—	12,008

	601,326	1,433,045

NET DECREASE	(54,052)	(1,135,582)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,139,635	5,275,217

End of year	$4,085,583	$4,139,635

See notes to financial statements.

ENHANCE FINANCIAL SERVICES GROUP INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the Enhance Financial Services Group Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan became effective January 1, 1996 and is a defined contribution plan covering all full-time employees of Radian Reinsurance Inc. and Singer Asset Finance Company L.L.C. (collectively, the “Company”), which are both wholly-owned subsidiaries of Enhance Financial Services Group Inc. (“EFSG”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 28, 2001, Radian Group Inc. (“Radian”) acquired EFSG. Radian provides insurance and mortgage services to financial institutions in the United States and globally through three business lines: mortgage insurance, financial guaranty insurance and mortgage services. As a result of the merger, Radian became the Plan Sponsor of the Plan effective February 28, 2001.

Effective January 1, 2002 the Plan has retained a new custodian and recordkeeper, MFS Retirement Services, Inc. (“MFS”), to replace Massachusetts Mutual Life Insurance Company (“Mass Mutual”). In addition, participants can invest in Radian’s common stock, effective January 1, 2002.

During 2002, the Board of Directors of Radian passed resolutions to amend the Plan to (i) permit catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v), effective October 1, 2002. (ii) shorten the suspension period for the resumption of making additional 401(k) contributions upon taking a hardship distribution to six months, (iii) exclude rollover contributions from the determination of the value of a participant’s nonforfeitable account balance with respect to an involuntary distribution and (iv) include such other mandatory changes which are required under the Economic Growth and Tax Relief Reconciliation (“EGTRAA”) which are effective for plan years beginning after December 31, 2002.

b.	Contributions—Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. The Company contributes 50% of the first 6% of tax-deferred compensation that a participant contributes to the Plan. All investment options are deposited with the custodian. Participants direct the investment of their contributions into various investment options offered by the Plan.

c.	Participant Accounts—Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of the Company’s contributions and Plan earnings.

d.	Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 33% vested after one year, 68% vested after two years and 100% vested after three years of credited service.

e.	Investment Options—Upon enrollment in the Plan, a participant may direct contributions into shares of the Radian Stock Fund or into any of the investment options, as described in each fund’s prospectus provided by MFS, and prior to January 1, 2002, Mass Mutual.

f.	Forfeiture Assets—Forfeiture assets (cash and cash equivalents) represents unallocated employer contributions forfeited by non-vested participants.

g.	Loans to Participants—Participants may borrow from their fund accounts from a minimum of $1,000 to a maximum of 50% of vested accounts, subject to a maximum of $50,000. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Loans to Participants fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. The term of any loan to a participant shall be no greater than five years, except for special loans to participants for the purchase of a primary residence, which would extend beyond five years. The limitations on the types and amounts of loans are determined by the Plan administrator.

h.	Expenses—Certain Plan expenses are deducted from participant accounts or investment income and the remainder of the Plan’s expenses is paid by the Company.

i.	Employee Rollovers—Amounts represent employee funds transferred into the Plan from similar plans of prior employers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Cash and Cash Equivalents—Cash and cash equivalents include cash held by depository institutions and short-term investments with remaining maturities at acquisition of less than three months.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Investment funds are stated at fair value as determined by quoted market prices. Participant loans are stated at the principal amount, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Net (depreciation) appreciation in the fair value of investments held in mutual funds includes interest income, dividend income, realized gains and losses and the change in unrealized appreciation or depreciation.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents the fair value of the Plan’s investments at December 31, 2002 and 2001 and the net change in fair value of investments (including investments bought, sold and held) during 2002. Investments that represent 5% or more of the Plan’s net assets as of the applicable year-end are identified by an asterisk (*):

	2002	2002		2001
	Net Appreciation/ (Depreciation) in Fair Value of Investments	Fair Value of Investments		Fair Value of Investments

MM Money Market (Babson)	$468	$		$428,400	*
MM Core Bond (Babson)	5,863	—		464,488	*
High Yield (Oppenheimer)	1,373	—		82,123
Equity Income II (Fidelity)	862	—		769,490	*
MM Indexed Equity	(412)	—		451,550	*
Ultra (American Century)	(5,599)	—		352,971	*
MM Small Cap Equity (Babson)	(2,139)	—		209,132	*
Enterprise (Oppenheimer)	(8,655)	—		239,371	*
MM Mid Cap Growth (MAS)	(16,576)	—		508,196	*
MM IntlEq (Oppenheimer)	(1,521)	—		469,201	*
Capital Opportunities Fund	(209,617)	602,346	*	—
Emerging Growth Fund	(215,927)	461,795	*	—
MFS Bond Fund	32,032	428,657	*	—
New Discovery Fund	(69,510)	157,111		—
Global Equity Fund	(36,763)	407,277	*	—
Money Market Fund	5,845	616,884	*	—
Massachusetts Investors Trust Fund	247	15,988
Massachusetts Investors Growth Fund	(9,925)	50,973
Research Fund	(420)	5,146
Total Return Fund	(31,660)	804,310	*	—
Radian Stock Fund	(94)	1,491
Loans to Participants	—	94,437		164,713

Total	$(562,128)	$3,646,415		$4,139,635

4.	PLAN TERMINATION

The Board of Directors of Radian passed a resolution during 2002 to merge the assets and liabilities of the Plan into the Radian Group Inc. Savings Incentive Plan (“SIP”) effective January 1, 2003. All Plan participants who have account balances that are transferred into the SIP shall become participants in the SIP, effective January 1, 2003. Such participants shall be given vesting credit under the SIP for all services completed with the Company prior to the merger. The merger of the Plan into the SIP is subject to the provisions set forth in ERISA.

5.	TAX STATUS

The Plan Sponsor adopted a non-standardized prototype defined contribution 401(k) Plan which most recently received a favorable Internal Revenue Service (“IRS”) opinion dated April 23, 2002. A determination letter was not requested from the IRS for the Plan. However, management of the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	OTHER

EFSG announced a restructuring during August 2000 affecting the employees of one of its subsidiaries. As a result of the restructuring, a large number of the Plan’s participants were terminated between August 10, 2000 and March 1, 2001. Based on the number of Plan participants whose employment had been terminated as a result of the restructuring, the Plan affected a “partial termination” in accordance with the Internal Revenue Code. All participants whose employment terminated because of the restructuring became fully vested in their 401(k) accounts as of their date of termination.

******

ENHANCE FINANCIAL SERVICES GROUP INC.

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

MFS Retirement Services, Inc. *	Capital Opportunities Fund (64,491 units)	$602,346
	Emerging Growth fund (21,529 units)	461,795
	MFS Bond Fund (33,886 units)	428,657
	New Discovery Fund (13,746 units)	157,111
	Global Equity Fund (24,432 units)	407,277
	Money Market Fund (616,884 units)	616,884
	Massachusetts Investors Trust Fund (1,242 units)	15,988
	Massachusetts Investors Growth Fund (5,523 units)	50,973
	Research Fund (364 units)	5,146
	Total Return Fund (60,611 units)	804,310
	Radian Stock Fund (163 units)	1,491
	*Loans to Participants (interest rates from 4.75% to 10.5%)	94,437

	TOTAL	$3,646,415

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employer under the Plan, as Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENHANCE FINANCIAL SERVICES GROUP INC. 401(K) SAVINGS PLAN

By:	RADIAN REINSURANCE INC.
as Administrator

Date: June 27, 2003	By:	/s/ C. ROBERT QUINT
C. Robert Quint Chief Financial Officer

Exhibit Index

Exhibit No.	Description

23	Independent Auditors’ Consent

99	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002